Safety Shot Inc.

1061 E. Indiantown, Suite 110 Jupiter, FL 33477

January 12, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Juan Grana and Abby Adams

RE:	Safety Shot, Inc.
Info:	Post-Effective Amendment No. 3 on Form S-1
Filed December 27, 2023
File No. 333-258005

Dear Juan Grana and Abby Adams:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 9, 2024 (the “Comment Letter”) relating to Post-Effective Amendment No. 3 on Form S-1, which was submitted to the Commission by Safety Shot, Inc. (the “Company” or “we”) on December 27, 2023.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Post-Effective Amendment No. 4 Registration Statement on Form S-1 (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Post-Effective Amendment No. 3 to Form S-1

Prospectus Summary, page 3

1.	We note your disclosure on page 3 that you “launched Safety Shot in December 2023.” We also note your disclosure on page 4 that “Safety Shot plans to launch initially online and through Amazon in the near future and plans to launch in Big Box stores in 2024.” Please revise your disclosure to clarify this discrepancy and to discuss the current production status and commercialization of Safety Shot.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see pages 3 and 4 of the Registration Statement for details. Note that Safety Shot launched in December on Amazon and the Company’s website. It plans to launch in big box stores during the first quarter of 2014. We have revised the disclosure throughout to clarify.

2.	We note your disclosure that you have signed agreements to license JW-700 to Taisho and JW-700 and Photocil products to Cosmofix Technovation Pvt Ltd and Sanpellegrino Cosmetics. As these appear to be material to your business, please revise to disclose the material terms of these agreements. Refer to Item 101(h)(4) of Regulation S-K. To the extent your company is substantially dependent on these contracts, please file them as exhibits to the registration statement, or tell us why you believe you are not required to do so. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. To the extent these contracts are not material, please refrain from highlighting them in the summary.

Response: We have revised the Registration Statement by removing the discussion of the license agreements from the Summary and describing the terms in the Business section in accordance with the Staff’s comment. Please see pages 31 and 43 of the Registration Statement for details. We have filed the agreements as exhibits to the S-1 although the Company does not believe that they are substantially dependent on these contracts. . These contracts were acquired by the Company as part of a small acquisition and the Company believes that these licensing agreements can generate revenues for the Company with minimal cost to the Company. As noted, the Company’s primary emphasis going forward will be the commercialization of Safety Shot.

3.

We note your disclosure on page 3 regarding positioning the “Company as a leader in the dynamic and growing market for nutritional supplements” and on page 4 regarding your standing in the market and that your brand is synonymous with standards of excellence. We also note your disclosure on page 6 that “Safety Shot stands as a unique product in its category, unrivaled by any other company.” Please revise your disclosure to clarify the markets to which you refer and the standards by which you assess your relative position. To the extent that some of these statements are intended to be qualified to your belief, please revise your disclosure to state this and the basis, to the extent material, for your belief.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment to either remove such statements or to qualify them..

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Results of Operations, page 39

4.	We note your revised disclosure in response to comment 1. We note the auditor’s opinion raising substantial doubt about your ability to continue as a going concern. Please revise this discussion to provide more specific information required by Item 303(b)(1) of Regulation S-K, including your ability and plans to generate cash and whether you will have sufficient funds to meet your obligations, both in the short and long term. For example, please clarify how long you believe your current cash would fund your operations.

Response: We have added disclosure regarding the Company’s ability to continue as a going concern. The Company’s primary capital requirement is to generate significant inventory of the Safety Shot beverage. The Company has pre-paid for some inventory and anticipates that revenues will be generated from sales of the inventory but can’t be certain of that. In the event that the Company does not have sufficient capital to fund its operations, it may be required to raise capital through the sale of equity or debt. In addition, there is a possibility of warrant exercises that would give it additional capital. As well as the Company’s ability to sell shares of SRM or its shares of Chijet that it owns. As discussed on our call, because of the timing of the filing in relation to the due date of our Form 10-K for the year ended December 31, 2023, we are not able to publicly give our current cash position. As discussed and as is customary, the Company’s auditors will make the determination as to whether to issue a going concern before the financials are released in March.

5.	We note the revised financial statements in response to prior comments 4 and 5. Please revise your discussion of period-to-period changes in your results of operations to explain and quantify the factors that contributed to changes in your results of operations. For example, you note on page 39 that you “generated $11,877 in revenues for the three months ended September 30, 2023 compared to $85,467 revenues in the three months ended September 30, 2022” but do not explain why your revenues decreased from 2022 to 2023. Refer to Item 303 of Regulation S-K.

Response: We have revised the Results of Operations to disclose the reasons for the changes in performance from the corresponding period of 2022. See pages 39 and 40 of the Registration Statement for details.

Executive And Director Compensation, page 54

6.	Please revise your executive and director compensation disclosures to include the information required by Item 402 of Regulation S-K for fiscal 2023.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see pages 54 and 57 of the Registration Statement for details.

Where You Can Find Additional Information, page 70

7.	We note that you are incorporating by reference various reports and registration statements previously filed with the Commission. We also note that you have not filed an annual report on Form 10-K for your most recently completed fiscal year. Please advise on your eligibility to incorporate by reference on Form S-1 given general instruction VII. C. to Form S-1, which states that a registrant must have filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for its most recently completed fiscal year in order to use incorporation by reference on Form S-1.

Response: We have revised the Registration Statement in accordance with the Staff’s comment and have eliminated all incorporation by reference.. Please see pages 69 and 70 of the Registration Statement for details.

Exhibits

8.	We note that you have incorporated by reference a current report on Form 8-K dated July 10, 2023, which includes the Form of Asset Purchase Agreement entered into between Jupiter Wellness, Inc. and GBB Labs, Inc. Please file the executed version of this asset purchase agreement..

Response: We have filed the signed agreement as an exhibit to the S-1. See Exhibit 10.26.

General

9.	We note the revised financial statements and related disclosure in response to comment 4. The risk factor on page 22 continues to warn, “[t]he historical financial information included or incorporated by reference in the registration statements of which this prospectus forms a part refers to the business as operated by us before the Spin-off.” As the financial statements have been updated to reflect your discontinued operations, please further clarify the risk you are describing in this risk factor.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. Please see page 22 of the Registration Statement for details.

10.	We note your revised disclosure and response to prior comment 6 regarding the development and history of your business and reissue the comment in part. We note from page 9 that you have eight full-time employees. Please revise to clarify their roles and clarify statements such as on pages 3 and 30 that “[o]ur team includes scientists, researchers, product developers, and business experts who collaborate to create new products and enhance existing ones.”

Response: Please note that our staff of 8 consists of the following individuals, Brian John our CEO, Dr. Glyn Wilson, our Chief Scientist;, David Saddler, the developer of Safety Shot and the Company’s head of manufacturing, Markita Russell, our CFO, Jarrett Boon,, our head of product development, Markita L. Russell, our CFO, Josh Wagner, our head of sales and marketing, Paul Jones, our Senior Project Manager and an office manager.. Dr. Wilson and David Saddler both have scientific backgrounds, Brian John, David Saddler and Jarrett Boon have extensive experience as product developers and general business experience with Mr. Boone being one of the founders of Lifelock, and Paul Jones is our researcher. We have revised the Registration Statement in accordance with the Staff’s comment. Please see pages 3, 30, and 43 of the Registration Statement for details.

11.

We note your revised disclosure and response to prior comment 7 and reissue the comment. Please further revise your disclosure to discuss the current status of development and commercialization of your products, including but not limited to: Safety Shot, Photocil, JW-700, JW-500, and NoStingz. In this regard, please note:

● Safety and efficacy are determinations that are solely within the authority of FDA or similar foreign regulators. Please revise to remove any statements of safety and efficacy for any products that have not been approved by the FDA or similar foreign regulators.

● Also, please remove references to the informal study and prospective study from the summary. In the business section, you may present clinical trial end points and objective data resulting from trials or studies without concluding efficacy and you may state that your product candidates have been well tolerated, if accurate. For the informal study, further clarify whether you believe the results are reliable and explain on what basis you made the determination.

Response: We have revised the registration statement in accordance with your comments. See page 6 and 32.

12.

We note your revised disclosure and response to prior comment 8 and reissue the comment. Please continue to revise the summary and related disclosure to clarify the applicable regulatory schemes for your products and/or the applicable exemption from FDA regulation, including but not limited to: Safety Shot, Photocil, JW-700, JW-500, and NoStingz. In doing so, please address the following:

● We note your disclosure that “Safety Shot comprises 28 active ingredients, all falling under the Generally Regarded As Safe (GRAS) category.” Please revise your disclosure in the summary, and more completely in the section addressing government regulation, to clarify what the GRAS category is, and that it is designated under the FDA.

● On page 4 of the registration statement, you state that you have plans to file an IND application with the FDA for a modified version of Safety Shot, and that you also plan to file for a pre-IND meeting to seek Orphan Drug Designation for JW-500. Please disclose the timing of your current plans for these submissions.

● Please revise the section addressing government regulations to provide materially complete disclosure of the regulations relating to your products and potential products, including FDA regulations. In doing so, describe the Orphan Drug Designation and expedited 505(b)(2) pathway and clarify the basis for your belief that JW-500 would qualify for this designation or accelerated pathway.

● On page 46 you state that Safety Shot is a “nutritional supplement, exempt from the approval or filing requirements mandated for pharmaceutical drugs by the FDA or other regulatory agencies.” Clarify here and in the summary if Safety shot is categorized as a food, a food additive, or a dietary supplement. To the extent you state that “[f]rom a product and sales perspective, there are no impediments or concerns raised by any governmental agency,” revise to clarify this statement, including whether the product was submitted to any governmental agency for scrutiny.

● For the prospective study currently disclosed on page 5, clarify the significance, if any, of approval of the study by the Institutional Review Board.

● We note your disclosure that you are subject to California Proposition 65 and that there has been increasing regulatory activity globally regarding PFAS. Please disclose whether you are currently required to provide any warnings in connection with your products pursuant to California Proposition 65 and whether any of your products contain PFAS.

Response: We have revised the Registration Statement in accordance with your comments. Specifically, we have:

●	clarified what is meant by GRAS ingredients and how they are designated under the FDA;
●	clarified the disclosed timing related to the pre-IND for JW-500 and why we believe it would qualify;
●	clarified the designation of Safety Shot which is classified as a dietary supplement but is a functional beverage. We have clarified the FDA position on such products;
●	clarified the significance of approval of a study by the IRB; and
●	discussed California Proposition 65.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Arthur Marcus at amarcus@srf.law with any questions or comments regarding this correspondence. Thank you.

Sincerely,

Safety Shot, Inc.

By:	/s/ Brian John
Brian John
Chief Executive Officer